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                   (CANWEST GLOBAL COMMUNICATIONS CORP. LOGO)

                                  NEWS RELEASE

For Immediate Release
October 12, 2006

          EYE CORP. MAKES STRATEGIC MOVE INTO US OUT-OF-HOME AD MARKET

CanWest Global Communications Corp. today announced that its Australian out-of-home advertising company, Eye Corp. (Eye), a wholly owned subsidiary of The Ten Group Pty Limited, in which CanWest has a 56.4% economic interest, has acquired 100% of the shopping mall advertising business previously conducted by Media Choice LLC of Austin Texas. The acquisition includes advertising rights at approximately 150 shopping mall properties in the United States, of which 14 are independent shopping malls and the remainder are part of the Simon Property Group.

Eye has also entered into a second major agreement in the US to become the preferred media supplier of static and digital mall advertising solutions at an additional 56 malls operated by The Macerich Company, commencing January 1, 2007. The Eye Shop portfolio in the US now includes over 200 shopping malls across 42 states.

Gerry Thorley, CEO of Eye, said, "This expansion by Eye Shop into America, the world's largest retail market, is a major strategic move for the company, and follows the successful international expansion earlier this year of our airports group, Eye Fly, into major airport advertising contracts with Changi Airport in Singapore and with the three airports of the Manchester Airports Group (MAG) in the UK.

Tom Strike, President and CEO of CanWest MediaWorks International added, "Eye has spent the past 12 months carefully evaluating out-of-home business opportunities in the USA and this significant expansion of Eye Shop into North America is an indication of Eye's intention to become a major out-of-home player in the US and other international markets."

This news release contains certain comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company disclaims any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.

Eye Corp. is a wholly owned subsidiary of The Ten Group Pty Limited, of Australia, which also operates Australia's TEN television network. Eye Corp. has offices in and operates outdoor media businesses in Australia, New Zealand, Indonesia, Singapore, Europe and North America.

CanWest MediaWorks Inc. is a wholly-owned subsidiary of CanWest Global Communications Corp., (CanWest) (NYSE: CWG; TSX: CGS and CGS.A, www.canwestglobal.com). CanWest, an international media company, is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia, Singapore, Indonesia, Malaysia, Turkey, the United States and the United Kingdom.

For further information, contact:
Geoffrey Elliot
Vice President, Corporate Affairs
Ph: (204) 956-2025
Fax: (204) 947-9841 or email: gelliot@canwest.com